UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period   April 2008            File No.    0-51352

PORTAL RESOURCES LTD.

(Name of Registrant)

Suite 750, 625 Howe Street, Vancouver, British Columbia, Canada, V6C 2T6

(Address of principal executive offices)

1.

News Release dated April 7, 2008

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F XXX

FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Portal Resources Ltd.

(Registrant)

Dated: April 7, 2008	By: /s/ Bruce Winfield Bruce Winfield President and CEO

ENCOURAGING RESULTS AT CERRO SOLO URANIUM PROJECT

Portal Resources Ltd. (TSX Venture Exchange – Symbol: PDO) is pleased to announce encouraging results from the  initial uranium exploration the Company has carried out on three exploration concessions within the San Jorge Basin in Chubut province Argentina. Portal has the right to earn a 60% interest in the concessions under terms of an option agreement with Consolidated Pacific Bay Minerals Ltd.

Mapping and interpretation of satellite imagery defined areas within the concessions that are believed to be underlain by the Los Adobes Formation which, approximately 30 kilometers to the east, hosts the Cerro Solo deposit owned by Compania Nacional de Energia Atomica (CNEA). Cerro Solo is the largest uranium deposit in the San Jorge Basin with an historical resource* of 10 million pounds of U3O8 at a grade of 0.30% and 3.3 million pounds of molybdenum at a grade of 0.20% molybdenum.

Alpha Track surveys were completed in areas of alluvial cover to define zones with anomalous radioactivity reflecting uranium mineralization in the sedimentary sequence at depth. Six of sixty Alpha Track samples collected on 200 meter intervals on 2 lines 4 kilometers apart produced anomalous track etch results. Based on these encouraging results, additional sample lines are being completed with results to be released as they become available.

Additionally, Portal has renegotiated terms of the Cerro Solo option agreement with Consolidated Pacific Bay Minerals Ltd. under which Portal is earning its interest in the project. As significant delays have been encountered in obtaining final approval and registration of the three exploration concessions comprising the project, terms of the agreement have been amended so that both timing of payments (with the exception of the initial payment which was made on signing) as well as work commitments are now tied to the date on which final approval and registration of the concessions are received from the Chubut government.

All work on the Cerro Solo joint venture is carried out by competent geological staff in Argentina under the overall guidance of Portal’s VP Exploration, Mr. Alex Boronowski, P.Geo. British Columbia, the designated Qualified Person in accordance with National Instrument 43-101. Mr. Alex Boronowski has reviewed this news release.

* The above resource estimates are historical and do not conform to the standards of National Instrument 43-101. They may vary materially from estimates made in accordance with the classification made pursuant to NI 43-101 and should not be relied upon. The company's qualified person (QP) has not done sufficient work to classify the historical estimate as a current mineral resource and is not treating the historical estimates as current mineral resources as defined in NI 43-101. However, the company's QP believes the historic estimate is relevant and offers a fair description of the project's known mineralization.

ON BEHALF OF PORTAL RESOURCES LTD.

“Bruce Winfield”

President & CEO

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

This Press Release may contain, in addition to historical information, forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. These statements are based on management's expectations and beliefs, and involve risks and uncertainties. These statements may involve known and unknown risks and uncertainties and other factors that may cause the actual results to be materially different from the results implied herein.